Exhibit 99.9

THIS LETTER IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF VACASA, INC. OR ANY OTHER SECURITIES AND IS NOT A SOLICITATION OF ANY PROXY OR VOTE WITH RESPECT TO ANY SHARES OF VACASA, INC. OR ANY OTHER SECURITIES.

ALL CAPITALIZED TERMS NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO THOSE IN THE EXISTING CASAGO AGREEMENT DATED DECEMBER 30, 2024.

March 11, 2025

VIA ELECTRONIC MAIL

Vacasa, Inc.
850 NW 13th Avenue
Portland, OR 97209

Dear Members of the Special Committee of the Board of Directors (the “Special Committee”):

On behalf of Davidson Kempner Capital Management LP and certain of its managed funds and affiliates (collectively, “Davidson Kempner”, “we”, “us” or “our”), we would like to thank the Special Committee and its representatives for the recent discussions and access to information following Casago’s waiver to permit such actions to the same extent permitted under the Merger Agreement as if the Special Committee had determined that our proposal is reasonably likely to result in a “Superior Proposal.”

As a result of these positive discussions, we are submitting a further update to our previous proposals (dated February 3, 2025 and February 28, 2025), in response to the Special Committee’s request and following the completion of our due diligence review, to acquire 100% of the outstanding share capital of Vacasa, Inc. (“Vacasa” or the “Company”) not already owned directly or indirectly by Davidson Kempner (our “Improved Proposal”). In addition, we included draft definitive agreements, including (i) merger agreement, (ii) equity commitment letter, and (iii) TRA amendment, for the transaction reflecting the terms of our Improved Proposal. Our Improved Proposal is structured to maximize value and execution certainty for Vacasa and its stockholders and is responsive to the concerns you previously raised, specifically as it relates to the transaction closing timeline, closing certainty, and the ultimate amount of the merger consideration payable to the Unaffiliated Stockholders, given the merger consideration adjustments contemplated in the existing Casago Agreement as well as our Improved Proposal. We firmly believe that the enhancements set forth in our Improved Proposal sufficiently address the Special Committee’s concerns.

Key Terms of the Improved Proposal

Coupled with our February 28, 2025 proposal, our Improved Proposal clearly offers Vacasa stockholders significantly more value and certainty than the transaction with Casago:

•	Efficient Two-Step Transaction Structure. In direct response to the Special Committee’s concern that entering into a definitive agreement with respect to the Davidson Kempner proposal would meaningfully push back the likely closing timeline compared to the merger with Casago, we have proposed structuring our transaction as a tender offer. Our counsel, Dechert LLP, shared its analysis and discussed this proposed transaction structure with the Special Committee’s counsel, Vinson & Elkins LLP, who expressed support for this structure. Our anticipated transaction structure would align the estimated transaction closing date with the existing Casago agreement, which was entered into on December 30, 2024.

•	Reduction of the Minimum Liquidity Threshold. Reduce the minimum liquidity threshold by 33% to $10 million from $15 million in Annex C-2 to the Merger Consideration Adjustment Schedule in the existing Casago Agreement. Coupled with our previous improvements to the Merger Consideration Adjustment Unit Count, which enhances the unit ladder increments from 500 to 750 units and reduces the Floor Unit Count Termination Right from 24,000 to 20,000, the reduced minimum liquidity threshold significantly reduces the risk and size of a potential downward adjustment to the merger consideration payable to Vacasa stockholders compared to the existing agreement with Casago.
•	Interim Funding Between the Signing to Closing Period. Provide interim funding between the signing and closing period in the amount of $5 million, payable by Davidson Kempner to Vacasa at transaction signing. Vacasa, at its discretion, would be able to draw the funds at any time prior to closing (in full or partial amounts) on the same terms and conditions as the Initial Notes, allowing for incremental funding to support the Company’s liquidity should it be necessary to reach transaction closing.

As you know, we have dedicated a full team and advisor resources to consummate our proposed transaction and have been given the opportunity to engage with the Special Committee and the Rollover Stockholders as well as receive access to information. We have completed our due diligence, and our Improved Proposal is a direct result of that process. We have also prepared a comprehensive business plan that includes a multi- faceted unit churn mitigation strategy during the interim period between signing and closing, which we look forward to presenting to the Special Committee at its earliest convenience. Lastly, we have made significant progress engaging with and receiving positive feedback from the Tax Receivable Agreement (“TRA”) stakeholders to enter into an amendment to the TRA on the same terms and conditions as the Existing Agreement. Receiving majority support from the TRA signatories to enter into a TRA amendment and finalizing the definitive agreements are the final milestones to achieve a successful transaction signing and announcement. As demonstrated by our progress over the last week, we will continue to move expeditiously to execute definitive documentation.

Thank you for your continued consideration and support.

Sincerely,

/s/ Josh Morris

Joshua D. Morris
Managing Member